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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                           Paragon Trade Brands, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    69912K107
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                                 (CUSIP Number)

                                Robin E. Winslow
                         440 S. LaSalle St.--Suite 1208
                            Chicago, Illinois 60605
                                 (312) 663-7109
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               September 27, 1999
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                  (Date of Event which Requires Filing of this
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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         This is an Amendment to supplement Exhibit A to the Schedule 13D filed by Robin E. Winslow, Frank E. Williams, Jr. and Matthew S. Metcalfe, as members of the Committee to Enhance the Value of Paragon, on October 6, 1999. This Amendment adds an Exhibit A-1 to the Schedule 13D. Exhibit A-1 reflects all purchase and sales transactions in the Common Stock, par value $.01 per share, of Paragon Trade Brands, Inc. effected by Dempsey & Company from October 6, 1997 to date.




                                       2








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                                  SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 4, 1999

                                          /s/ Robin E. Winslow
                                       ----------------------------------------
                                       Robin E. Winslow